June 19, 2012

Mr. Karl Hiller, Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Bayou City Exploration, Inc.

Item 4.01 Form 8-K

Filed June 11, 2012

SEC File No. 0-27443

Dear Mr. Hiller:

Bayou City Exploration Inc. (“we” or the “Company”) has complied with the comment contained in your letter dated June 13, 2012. Please see Form 8-K/A (Amendment No. 1) filed on behalf of the Company on June 19, 2012.

The Company acknowledges that: (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our amended filing; and (c) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person on the federal securities laws of the United States.

If you have any questions regarding the Company’s response to your comment, please contact me at (270) 842-2421 at your earliest convenience.

Very truly yours,

/s/ Stephen C. Larkin

Stephen C. Larkin

Chief Financial Officer

Bayou City Exploration, Inc.